Exhibit 99.6

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. :+ 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel.: + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel.: + 33 (0) 1 47 44 51 55
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 929 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total signs Heads of Agreement with Novatek for the acquisition of a 49% interest in Terneftegas and the joint-development of the
Termokarstovoye field
Paris, June 24, 2009 — Total today announced that it has signed Heads of Agreement (HOA) with Novatek to acquire a 49% interest in Terneftegas, a Novatek’s wholly-owned subsidiary. Novatek will maintain the remaining 51% interest.
Terneftegas holds a license to develop and produce gas and condensates in the onshore Termokarstovoye field located in the Yamalo-Nenets region. Termokarstovoye is situated approximately 250 kilometres East of Tarkosale where Novatek operates a processing facility for its own onshore production. The field has a potential of more than 47.3 billion m3 of gas and about 10.3 million tons of condensate. Novatek and Total will carry out additional appraisal and development studies on the Termokarstovoye field with the objective to launch the project in 2011.
The deal shall be closed upon approval of the Federal Antimonopoly Service.
“Total is very pleased to become Novatek’s partner in the Russia arctic region, which presents exciting development and production opportunities”, said Christophe de Margerie, Chief Executive Officer of Total. “This agreement with Novatek consolidates the strategy that Total aims to implement in the Russian gas sector”.
Total Exploration and Production in Russia
Total has been present in Russia since 1989. Total is operator of the Kharyaga field located in the Nenets Autonomous Region. The development plan for phase 3 of the Kharyaga field was approved in December 2007. This phase will contribute to the increase of the current production level by 50%, up to 30,000 barrel oil equivalent per day by around 2011.
In July 2007, Total and Gazprom signed an agreement regarding the first phase of development on the Shtokman giant gas and condensates field located in the Barents Sea. Shtokman Development AG (Total 25%) was established in February 2008 to design, construct, finance and operate the first development phase of the project. The engineering studies have been launched for an investment decision expected beginning 2010. The Shtokman first development phase will produce 23.7 billion cubic meters per year, including 7.5 million tons per year that will be exported in the form of liquefied natural gas.

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. :+ 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel.: + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel.: + 33 (0) 1 47 44 51 55
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 929 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total’s commitment to Russia
In Russia, as in other countries where it operates, Total is committed to promoting local development. In the various projects in which Total participates, jobs are created and sustained, and people are trained to act in an efficient and safe manner.
Total also supports education, health and cultural programs. For instance, Total finances the construction of elementary schools in Narian Mar, the administrative center of the Nenet Autonomous Okrug.
*******
Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com